UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

ISRAEL CHEMICALS LTD.

This report on Form 6-K is being furnished to provide the following information that was filed in Israel by Israel Chemicals Ltd. pursuant to Israeli Securities Law requirements.  This report is being furnished and not filed.

1.	Israel Corporation Ltd.’s announcement dated October 12, 2014 regarding the Exercise of Options by the Underwriters.

Item 1

This is an English convenience translation of the original Hebrew version. In case of any discrepancy, the binding version is the Hebrew original.

Israel Corporation Ltd.
Form 121
Registrar Number: 520028010	Public

Securities of the Corporation are listed in the Tel Aviv Stock Exchange

Sort name: Israel Corporation

Address: P.O.B. 20456, Tel Aviv 61204

Tel: 03-6844517, 6844500, Fax: 03-6844587

Email: MAYAAK@ISRAELCORP.COM

Date of Transmission: October 12, 2014

Reference: 2014-01-174588

To: The Securities Authority	To: The Tel Aviv Stock Exchange

www.isa.gov.il	www.tase.co.il

Immediate Report

The Event: Exercise of options by the underwriters

See the attached report.

The date when the event first became known to the corporation: October 7, 2014
Time: 19:00

The name of the authorized signatory to the report and the name of the authorized electronic signatory: Maya Alcheh-Kaplan
Position: Vice President, General Counsel and Company Secretary
Signing date: October 12, 2014

Israel Corporation Ltd.
Millennium Tower, 23 Aranha St., P.O.B. 20456, Tel Aviv 61204
Tel: (03) 6844517, Fax: (03) 36844587

Attorney Maya Alcheh-Kaplan
Vice President
General Counsel and Company Secretary

ISRAEL CORPORATION
October 12, 2014

TO:
THE SECURITIES AUTHORITY	THE TEL AVIV STOCK EXCHANGE LTD.
www.isa.gov.il	www.tase.co.il

Re: Immediate Report – Exercise of options by the underwriters

Pursuant to the Company's report dated September 24, 2014 (reference No.: 2014-01-164040) regarding the Company's entry into transactions in connection with ICL shares, the Company hereby wish to update that the American underwriters with whom the Company engaged in an underwriting agreement as mentioned in the aforesaid report, has exercised the option granted to them in the underwriting agreement to purchase 6,015,814 ordinary shares of ICL at the price of the public offering. After the exercise of the option the Company is expected to hold 49.02% of the issued share capital of ICL and 46.18% in voting rights.

Sincerely,

Israel Corporation Ltd.

The name of the authorized signatory to the report and the name of the authorized electronic signatory: Maya Alcheh-Kaplan.
Position: Vice President, General Counsel & Company Secretary.
Date of signature: October 12, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice Persident, Chief Financial Officer & Strategy, Manager of Market Risk Management

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 14, 2014